May 22, 2020

Ms. Jessica Livingston

Mr. Michael Clampitt

Office of Financial Services

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Mail Stop 4720

Re:	CCCB Bancorp, Inc.
Offering Statement on Form 1-A
Filed March 2, 2020
File No. 024-11167

Dear Ms. Livingston and Mr. Clampitt:

Pursuant to Rule 252 of Regulation A, and in connection with the above-referenced Offering Statement on Form 1-A, CCCB Bancorp, Inc. (the “Company”) hereby requests that such Offering Statement on Form 1-A be qualified on Thursday, May 28, 2020, at 1:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Company hereby confirms that the offering will take place in one or more states pursuant to an exemption from registration under, and otherwise in compliance with, any applicable state securities law.

In connection with this request, the Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

Division of Corporation Finance

May 22, 2020

Please call Edward Hogan of Stevens & Lee, P.C. at (609) 243-6434 if you have any questions. In addition, please notify Mr. Hogan when this request has been granted.

Very truly yours,

CCCB BANCORP, INC.

By:	/s/ James L. Kifer
James L. Kifer
President and Chief Executive Officer

cc.	Edward Hogan, Esquire